UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

HEALTHCARE TRUST OF AMERICA, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

42225P105

(CUSIP Number of Class of Securities)

Scott D. Peters

Chief Executive Officer, President and Chairman

Healthcare Trust of America, Inc.

16435 North Scottsdale Road, Suite 320

Scottsdale, Arizona 85254

(480) 998-3478

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of filing person)

Copy to:

Peter T. Healy, Esq.

O’Melveny & Myers LLP

Two Embarcadero Center

28th Floor

San Francisco, CA 94111

(415) 984-8700

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$150,000,000	$17,190
(1)	Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase up to $150,000,000 in value of shares of Class A Common Stock, par value $0.01 per share, of Healthcare Trust of America, Inc.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No.3 for fiscal year 2012, equals $114.60 per million dollars of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identity the filing with which the offsetting fee was previously paid Identity the previous filing by registration statement number. or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party	N/A
Form or Registration No:	N/A	Date Filed	N/A

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-l.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check	the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Healthcare Trust of America, Inc., a Maryland corporation (“HTA” or the “Company”), to purchase for cash up to $150,000,000 in value of shares of its Class A Common Stock, par value $0.01 per share (the “Class A Shares”), at a price specified by the tendering stockholders of not greater than $10.50 nor less than $10.10 per Class A Share, upon the terms and subject to the conditions described in the Offer to Purchase, dated June 6, 2012 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(l)(A), and the related Letter of Transmittal (the “Letter of Transmittal,” which together with the Offer to Purchase, as they may be amended or supplemented from time to time, constitute the “Offer”), a copy of which is attached hereto as Exhibit (a)(1)(B). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The information contained in the Offer to Purchase and the Letter of Transmittal, respectively, as each may be amended or supplemented from time to time, is hereby incorporated by reference in response to certain items of this Schedule TO.

Item 1.    Summary Term Sheet.

The information under the heading “Summary Term Sheet” included in the Offer to Purchase is incorporated herein by reference.

Item 2.    Subject Company Information.

(a)        The name of the issuer is Healthcare Trust of America, Inc. The address and telephone number of the issuer’s principal executive offices are: 16435 North Scottsdale Road, Suite 320, Scottsdale, Arizona 85254, (480) 998-3478.

(b)        The subject securities are shares of HTA’s Class A Common Stock, par value $0.01 per share. Immediately after the listing of the Class A Shares on the New York Stock Exchange on June 6, 2012, there were 57,419,253 Class A Shares issued and outstanding.

(c)        Information regarding the trading market and price of the Class A Shares is incorporated herein by reference from the Offer to Purchase under the heading “Section 7—Price Range of Class A Shares; Dividends.”

Item 3.    Identity and Background of Filing Person.

(a)        The filing person to which this Schedule TO relates is Healthcare Trust of America, Inc. The address and telephone number of HTA is set forth under Item 2(a) above. The names of the directors and executive officers of HTA are as set forth in the Offer to Purchase under the heading “Section 10—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Class A Shares,” and such information is incorporated herein by reference. The business address and business telephone number of each director and executive officer of HTA is c/o Healthcare Trust of America, Inc., 16435 North Scottsdale Road, Suite 320, Scottsdale, Arizona 85254, (480) 998-3478.

Item 4.    Terms of the Transaction.

(a)        The material terms of the transaction are incorporated herein by reference from the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “Section 1—Number of Class A Shares; Purchase Price; Proration,” “Section 2—Purpose of the Offer; Certain Effects of the Offer,” “Section 3—Procedures for Tendering Class A Shares,” “Section 4—Withdrawal Rights,” “Section 5—Purchase of Class A Shares and Payment of Purchase Price,” “Section 6—Conditions of the Offer,” “Section 8—Source and Amount of Funds,” “Section 9—Certain Information Concerning the Company,” “Section 10—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Class A Shares,” “Section 13—Certain U.S. Federal Income Tax Consequences,” and “Section 14—Extension of the Offer; Termination; Amendment.” There will be no material differences in the rights of security holders of the Company as a result of this transaction.

Item 5.    Past Contracts, Transactions, Negotiations and Agreements.

(e)        Information regarding agreements involving HTA’s securities is incorporated herein by reference from the Offer to Purchase under the headings “Section 7—Price Range of Class A Shares; Dividends” and “Section 10—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Class A Shares.”

Item 6.    Purposes of the Transaction and Plans or Proposals.

(a)        Information regarding the purpose of the transaction is incorporated herein by reference from the Offer to Purchase under the headings “Summary Term Sheet” and “Section 2—Purpose of the Offer; Certain Effects of the Offer.”

(b)        Information regarding the treatment of Class A Shares acquired pursuant to the Offer is incorporated herein by reference from the Offer to Purchase under the heading “Section 2—Purpose of the Offer; Certain Effects of the Offer.”

(c)        Information regarding any plans or proposals is incorporated herein by reference from the Offer to Purchase under the headings “Section 2—Purpose of the Offer; Certain Effects of the Offer,” “Section 7—Price Range of Class A Shares; Dividends,” and “Section 10—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Class A Shares.”

Item 7.    Source and Amount of Funds or Other Consideration.

(a)        Information regarding the source of funds is incorporated herein by reference from the Offer to Purchase under the heading “Section 8—Source and Amount of Funds.”

(b)        There are no material conditions to the financing discussed in paragraph (a) above. In the event the primary financing plans fall through, the Company does not have any alternative financing arrangements or alternative financing plans.

(c)        A summary of the Company’s unsecured revolving credit and term loan facility, borrowings under which will be used, together with cash on hand, to fund any purchase of Class A Shares pursuant to the Offer, including the related fees and expenses, is incorporated herein by reference from the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2012, as filed with the Securities and Exchange Commission (the “SEC”) on May 15, 2012, under the caption “Part I—Financial Information—Notes to Condensed Consolidated Financial Statements (Unaudited)—Revolving Credit Facility—New Unsecured Credit Agreement”. HTA has not made any plans or arrangements to finance or repay the revolving credit and term loan facility prior to its maturity, other than scheduled amortization payments and mandatory repayments required by the revolving credit and term loan facility.

Item 8.    Interest in Securities of the Subject Company.

(a)        The information under the heading “Section 10—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Class A Shares” in the Offer to Purchase is incorporated herein by reference.

(b)        The information under the heading “Section 10—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Class A Shares” in the Offer to Purchase is incorporated herein by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

(a)        The information under the headings “Summary Term Sheet” and “Section 15—Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.

Item 10.  Financial Statements.

(a)-(b)      Not applicable. The consideration offered consists solely of cash. The Offer is not subject to any financing condition, and HTA is a public reporting company under Section 13(a) of the Exchange Act that files reports electronically on EDGAR.

Item 11.  Additional Information.

(a)(1)      The information under the heading “Section 10—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Class A Shares” in the Offer to Purchase is incorporated herein by reference. The Company will amend this Schedule TO to reflect material changes to information incorporated by reference in the Offer to Purchase to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act.

(a)(2)      The information under the heading “Section 12—Certain Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.

(a)(3)      The information under the heading “Section 12—Certain Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.

(a)(4)      The information under the heading “Section 2—Purpose of the Offer; Certain Effects of the Offer” in the Offer to Purchase is incorporated herein by reference.

(a)(5)      None.

(b)          The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

(c)          The Company will amend this Schedule TO to include documents that the Company may file with the SEC after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c), or 14 of the Exchange Act and prior to the expiration of the Offer to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(l)(A)	Offer to Purchase, dated June 6, 2012.

(a)(l)(B)	Letter of Transmittal.

(a)(l)(C)	Notice of Guaranteed Delivery.

(a)(l)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 6, 2012.

(a)(l)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 6, 2012.

(a)(1)(F)	Summary Advertisement, dated June 6, 2012.

(a)(5)(A)	Press release issued June 6, 2012 (included as Exhibit 99.1 to the Company’s Form 8-K filed with the SEC on June 6, 2012 and incorporated herein by reference).

(a)(5)(B)	Press release issued May 29, 2012 (included as Exhibit 99.1 to the Company’s Form 8-K filed with the SEC on May 29, 2012 and incorporated herein by reference).

Exhibit No.	Description

(a)(5)(C)	Press release issued May 17, 2012 (included as Exhibit 99.2 to the Company’s Form 8-K filed with the SEC on May 18, 2012 and incorporated herein by reference).

(a)(5)(D)	Presentation dated May 17, 2012 (included as Exhibit 99.1 to the Company’s Form 8-K filed with the SEC on May 17, 2012 and incorporated herein by reference).

(a)(5)(E)	Quarterly Report of Healthcare Trust of America, Inc. on Form 10-Q for the fiscal quarter ended March 31, 2012, filed with the SEC on May 15, 2012 and incorporated herein by reference.

(a)(5)(F)	Press release issued June 6, 2012.

(b)	Credit Agreement by and among Healthcare Trust of America Holdings, LP, Healthcare Trust of America, Inc., JPMorgan Chase Bank, N.A., Wells Fargo Bank, N.A., Deutsche Bank Securities Inc., U.S. Bank National Association and Fifth Third Bank and the other Lenders party thereto, dated March 29, 2012 (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on April 2, 2012 and incorporated herein by reference).

(d)(1)	NNN Healthcare/Office REIT, Inc. 2006 Incentive Plan (including the 2006 Independent Directors Compensation Plan) (included as Exhibit 10.3 to the Company’s Registration Statement on Form S-11 (Commission File No. 333-133652) filed on April 28, 2006 and incorporated herein by reference).

(d)(2)	Amendment to the NNN Healthcare/Office REIT, Inc. 2006 Incentive Plan (including the 2006 Independent Directors Compensation Plan) (included as Exhibit 10.4 to Amendment No. 6 to the Company’s Registration Statement on Form S-11 (Commission File No. 333-133652) filed on September 12, 2006 and incorporated herein by reference).

(d)(3)	Amendment to the Grubb & Ellis Healthcare REIT, Inc. 2006 Independent Directors’ Compensation Plan, effective January 1, 2009 (included as Exhibit 10.68 in the Company’s Annual Report on Form 10-K filed March 27, 2009 and incorporated herein by reference).

(d)(4)	Amendment to the Healthcare Trust of America, Inc. 2006 Independent Directors Compensation Plan, effective as of May 20, 2010 (included as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed August 16, 2010 and incorporated herein by reference).

(d)(5)	Healthcare Trust of America, Inc. Amended and Restated 2006 Incentive Plan, dated February 24, 2011 (included as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed March 2, 2011 and incorporated herein by reference).

(d)(6)	Employment Agreement between Grubb & Ellis Healthcare REIT, Inc. and Scott D. Peters, effective as of July 1, 2009 (included as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed July 8, 2009 and incorporated herein by reference).

(d)(7)	Amendment to Employment Agreement with Scott D. Peters, effective as of May 20, 2010 (included as Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed August 16, 2010 and incorporated herein by reference).

(d)(8)	Employment Agreement between Grubb & Ellis Healthcare REIT, Inc. and Mark Engstrom, effective as of July 1, 2009 (included as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed July 8, 2009 and incorporated herein by reference).

(d)(9)	Employment Agreement between Grubb & Ellis Healthcare REIT, Inc. and Kellie S. Pruitt, effective as of July 1, 2009 (included as Exhibit 10.3 to the Company’s Current Report on Form 8-K filed July 8, 2009 and incorporated herein by reference).

Exhibit No.	Description

(d)(10)	Form of Amended and Restated Indemnification Agreement executed by Scott D. Peters, W. Bradley Blair, II, Maurice J. DeWald, Warren D. Fix, Larry L. Mathis and Gary T. Wescombe (included as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed December 20, 2010 and incorporated herein by reference).

(d)(11)	Form of Indemnification Agreement executed by Kellie S. Pruitt and Mark D. Engstrom (included as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed December 20, 2010 and incorporated herein by reference).

(d)(12)	Healthcare Trust of America, Inc. Class A Share Repurchase Plan, effective August 25, 2008 (included as Exhibit C to the Company’s Post-Effective Amendment No. 14 to the Form S-11 filed on October 23, 2009 and incorporated herein by reference).

(d)(13)	Healthcare Trust of America, Inc. Distribution Reinvestment Plan, effective September 20, 2006 (included as Exhibit B to the Company’s Post-Effective Amendment No. 14 to the Form S-11 filed on October 23, 2009 and incorporated herein by reference).

Item 13.    Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HEALTHCARE TRUST OF AMERICA, INC.

By:	/s/ Scott D. Peters
Name:	Scott D. Peters
Title:	Chief Executive Officer, President and
Chairman

Date: June 6, 2012

EXHIBIT INDEX

Exhibit No.	Description

(a)(l)(A)	Offer to Purchase, dated June 6, 2012.

(a)(l)(B)	Letter of Transmittal.

(a)(l)(C)	Notice of Guaranteed Delivery.

(a)(l)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 6, 2012.

(a)(l)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 6, 2012.

(a)(1)(F)	Summary Advertisement, dated June 6, 2012.

(a)(5)(A)	Press release issued June 6, 2012 (included as Exhibit 99.1 to the Company’s Form 8-K filed with the SEC on June 6, 2012 and incorporated herein by reference).

(a)(5)(B)	Press release issued May 29, 2012 (included as Exhibit 99.1 to the Company’s Form 8-K filed with the SEC on May 29, 2012 and incorporated herein by reference).

(a)(5)(C)	Press release issued May 17, 2012 (included as Exhibit 99.2 to the Company’s Form 8-K filed with the SEC on May 18, 2012 and incorporated herein by reference).

(a)(5)(D)	Presentation dated May 17, 2012 (included as Exhibit 99.1 to the Company’s Form 8-K filed with the SEC on May 17, 2012 and incorporated herein by reference).

(a)(5)(E)	Quarterly Report of Healthcare Trust of America, Inc. on Form 10-Q for the fiscal quarter ended March 31, 2012, filed with the SEC on May 15, 2012 and incorporated herein by reference.

(a)(5)(F)	Press release issued June 6, 2012.

(b)	Credit Agreement by and among Healthcare Trust of America Holdings, LP, Healthcare Trust of America, Inc., JPMorgan Chase Bank, N.A., Wells Fargo Bank, N.A., Deutsche Bank Securities Inc., U.S. Bank National Association and Fifth Third Bank and the other Lenders party thereto, dated March 29, 2012 (included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on April 2, 2012 and incorporated herein by reference).

(d)(1)	NNN Healthcare/Office REIT, Inc. 2006 Incentive Plan (including the 2006 Independent Directors Compensation Plan) (included as Exhibit 10.3 to the Company’s Registration Statement on Form S-11 (Commission File No. 333-133652) filed on April 28, 2006 and incorporated herein by reference).

(d)(2)	Amendment to the NNN Healthcare/Office REIT, Inc. 2006 Incentive Plan (including the 2006 Independent Directors Compensation Plan) (included as Exhibit 10.4 to Amendment No. 6 to the Company’s Registration Statement on Form S-11 (Commission File No. 333-133652) filed on September 12, 2006 and incorporated herein by reference).

(d)(3)	Amendment to the Grubb & Ellis Healthcare REIT, Inc. 2006 Independent Directors’ Compensation Plan, effective January 1, 2009 (included as Exhibit 10.68 in the Company’s Annual Report on Form 10-K filed March 27, 2009 and incorporated herein by reference).

(d)(4)	Amendment to the Healthcare Trust of America, Inc. 2006 Independent Directors Compensation Plan, effective as of May 20, 2010 (included as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed August 16, 2010 and incorporated herein by reference).

(d)(5)	Healthcare Trust of America, Inc. Amended and Restated 2006 Incentive Plan, dated February 24, 2011 (included as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed March 2, 2011 and incorporated herein by reference).

Exhibit No.	Description

(d)(6)	Employment Agreement between Grubb & Ellis Healthcare REIT, Inc. and Scott D. Peters, effective as of July 1, 2009 (included as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed July 8, 2009 and incorporated herein by reference).

(d)(7)	Amendment to Employment Agreement with Scott D. Peters, effective as of May 20, 2010 (included as Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed August 16, 2010 and incorporated herein by reference).

(d)(8)	Employment Agreement between Grubb & Ellis Healthcare REIT, Inc. and Mark Engstrom, effective as of July 1, 2009 (included as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed July 8, 2009 and incorporated herein by reference).

(d)(9)	Employment Agreement between Grubb & Ellis Healthcare REIT, Inc. and Kellie S. Pruitt, effective as of July 1, 2009 (included as Exhibit 10.3 to the Company’s Current Report on Form 8-K filed July 8, 2009 and incorporated herein by reference).

(d)(10)	Form of Amended and Restated Indemnification Agreement executed by Scott D. Peters, W. Bradley Blair, II, Maurice J. DeWald, Warren D. Fix, Larry L. Mathis and Gary T. Wescombe (included as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed December 20, 2010 and incorporated herein by reference).

(d)(11)	Form of Indemnification Agreement executed by Kellie S. Pruitt and Mark D. Engstrom (included as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed December 20, 2010 and incorporated herein by reference).

(d)(12)	Healthcare Trust of America, Inc. Class A Share Repurchase Plan, effective August 25, 2008 (included as Exhibit C to the Company’s Post-Effective Amendment No. 14 to the Form S-11 filed on October 23, 2009 and incorporated herein by reference).

(d)(13)	Healthcare Trust of America, Inc. Distribution Reinvestment Plan, effective September 20, 2006 (included as Exhibit B to the Company’s Post-Effective Amendment No. 14 to the Form S-11 filed on October 23, 2009 and incorporated herein by reference).